BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

Announcement to the Market

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), following the Announcement to the Market published on January 9, 2017, through which the Company announced that its subsidiary entered into a share purchase agreement of Banvit Bandirma Vitaminli Yem Sanayii A.Ş. shares (“Banvit”), hereby informs its shareholders and the market in general that the foregoing conditions set out in the definitive documents have been duly fulfilled. Therefore, on this date, the Company´s subsidiary TBQ Foods GmbH ("TBQ") concluded the acquisition of 79.48% of the shares issued by Banvit ("Transaction"). Banvit is the largest poultry producer in Turkey, with fully integrated operations and owns the most recognized brand in the industry.

The Transaction was made jointly with Qatar Investment Authority, the sovereign wealth fund of the State of Qatar, which holds 40% of TBQ.

TBQ will launch a mandatory tender offer to acquire the remaining shares of Banvit from the minority shareholders, on the same terms and conditions offered to the controlling shareholders.

The Transaction marks the entry of One Foods Holdings Ltd. into the Turkish market, which has the largest poultry halal consumption in the world, and is aligned with its continuous commitment to the Muslim markets.

BRF clarifies that: (i) the Transaction does not trigger withdrawal rights to its shareholders, as per article 256, §2º and article 137, II, of Brazilian Corporate Law and (ii) the Transaction is not subject to Shareholders’ approval, since it involves a wholly-owned subsidiary of the Company and is based on economic grounds, as per item 7.3 of Ofício-Circular/CVM/SEP/N°02/2016.

São Paulo, May 25, 2017

Pedro de Andrade Faria
Global Chief Executive, Financial and Investor Relations Officer